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SEC FILE NUMBER
8- 47549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 05 2002 SEC MAIL PROCESSING SECTION 354 WASHINGTON, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLEN DOUGLAS DIRECT INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3012 SABAL ROAD

(No. and Street)

TAMPA	FLORIDA	33618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA 813-870-3055

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA

(Name — *if individual, state last, first, middle name*)

4035 W KENNEDY BLVD	TAMPA	FLORIDA	33609
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD L BARRETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLEN DOUGLAS DIRECT INC, as of 12-31-01 XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

Nancy L Bova
MY COMMISSION # CC735102 EXPIRES
April 19, 2002
BONDED THRU TROY FAIN INSURANCE, INC

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Allen Douglas Direct, Inc.
Tampa, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Allen Douglas Direct, Inc. as of December 31, 2001, and the related statements of income and expense, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen Douglas Direct, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bova PA

February 26, 2002
Tampa, Florida

ALLEN DOUGLAS DIRECT, INC.

BALANCE SHEET - DECEMBER 31, 2001

ASSETS

ALLOWABLE ASSETS:		
Cash		$ 41,865
Trade receivables		48,207
Total allowable assets		90,072
NON-ALLOWABLE ASSETS:		
Other assets		151,986
TOTAL		$242,058

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:		
Accounts payable		$ 7,122
OWNERSHIP EQUITY:		
Capital stock	$ 180,000	
Paid-in capital	811,621	
Retained earnings	756,685	234,936
TOTAL		$242,058

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ALLEN DOUGLAS DIRECT, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions earned	$ 2,090,722
Other revenue	9,436
Total revenue	2,100,158
EXPENSES:	
Commissions	1,138,839
Fees and assessments	651,548
Rentals	13,392
Communications	22,431
Other expenses	330,298
Total expenses	2,156,508
NET INCOME	$(56,350)

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ALLEN DOUGLAS DIRECT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from commissions & sundry receipts	$ 2,041,253
Cash paid on commissions & other overhead	2,241,320
Net cash applied to operating activities	(200,067)
Cash flows from additional investment	8,950
Net cash decrease	(191,117)
CASH BALANCE, DECEMBER 31, 2000	232,982
CASH BALANCE, DECEMBER 31, 2001	$ 41,865

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ALLEN DOUGLAS DIRECT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

STOCKHOLDERS' EQUITY	
Capital stock	$ 180,000
Additional paid in capital	811,621
Retained earnings	(756,685)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2001	$ 234,936

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ALLEN DOUGLAS DIRECT, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

TOTAL OWNERSHIP EQUITY	$234,936
Less -	
Non-allowable assets	151,986
NET CAPITAL	$ 82,950

NOTE: The net capital presented hereon concurs with the year-end company prepared Focus Report (Part IIA) net capital.

ALLEN DOUGLAS DIRECT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES

These represent amounts due from Penson Financial Services, Inc., applicable to commissions. Penson Financial Services, Inc. is the Company's clearing facility.

4) REGULATORY MATTERS

There were no material inadequacies at December 31, 2001 in the Company accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17A-13(a), 15c3-3(c), 17a-13 and 15c3-3, however, due to limited Company personnel and the segregation of duties thereabout, additional audit procedures were necessary to assure that the flow of cash transactions were adequate as indicated in the Independent Auditor's Report preceding the financial statements.

5) CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2001 or for the year then ended.